SOUNDBITE COMMUNICATIONS, INC.
22 Crosby Drive
Bedford, Massachusetts 01730

October 23, 2007
Via EDGAR and Facsimile Transmission
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:   Duc Dang

Re:	SoundBite Communications, Inc.
Registration Statement on Form S-1 (Registration No. 333-142144)
Ladies and Gentlemen:
On October 15, 2007, SoundBite Communications, Inc. submitted to the Securities and Exchange Commission a letter requesting that its Registration Statement on Form S-1 (File No. 333-142144) become effective at 4:00 p.m. on October 17, 2007, or as soon thereafter as was practicable. This letter is being submitted in order to withdraw the prior request for acceleration of the effective date of the Registration Statement.
Thank you for your assistance in this matter.

Very truly yours, SOUNDBITE COMMUNICATIONS, INC. /s/ Robert C. Leahy Robert C. Leahy Chief Operating Officer and Chief Financial Officer